UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

May 20, 2008

Crucell NV
(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands
(Address of principal executive offices)

000-30962
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

PRESS RELEASE

Crucell Announces Research License Agreement with Bioceros on STAR® Technology

Leiden, The Netherlands, 20 May 2008 – Dutch biopharma company Crucell N.V. (Euronext, NASDAQ: CRXL, Swiss Exchange: CRX) today announced a non-exclusive STAR® research license agreement with Bioceros. The license agreement with the Netherlands based company Bioceros covers the production of monoclonal antibodies. Financial details of the agreement were not disclosed.

About STAR® Technology
STAR® technology is a production technology that is particularly useful for the production of recombinant human antibodies and proteins. It has a potentially broad application and is effective for production of antibodies and proteins on mammalian cell lines such as Crucell's PER.C6® human cell technology and the widely used Chinese hamster ovary (CHO) cell line. STAR® technology contains genetic elements, called STAR® elements, that enable stable and high-yield gene expression important to recombinant antibody and protein production in mammalian cells. The technology has the potential to increase production yields, thereby reducing production costs.

About Crucell
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharma company focused on research, development, production and marketing of vaccines, proteins and antibodies that prevent and treat primarily infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. The Company licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi-aventis, Novartis, Wyeth and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com.

About Bioceros
Bioceros is a biotech company focusing on pre-clinical development of protein products, with an emphasis on monoclonal antibodies. Bioceros has a technology platform, consisting of generation of high protein producing CHO cell lines, process development and pre-clinical manufacturing at 20L scale in disposable bioreactors. This is all Quality Controlled, using state of the art serum-free culture media, such that the generated cell lines can be used for GMP manufacturing. In addition, Bioceros has vast experience in pre-clinical development of monoclonal antibodies, including proof of concept and tox studies in animals.

Bioceros uses this technology platform:

1.	To develop its own pipeline of monoclonal antibody products. The first candidate is a monoclonal antibody directed against a variant of CD44 (CD44vRA), which is expressed in inflamed tissue of RA patients only. This antibody was obtained from MaimoniDex Ltd;
2.	To offer services to the industry and academia, including generation of high protein producing cell lines, pre-clinical manufacturing at 20L scale and consultancy on pre-clinical development of monoclonal antibodies. These services have made Bioceros financially profitable over the last three years..

Bioceros is located in Utrecht, the Netherlands. For more information, please visit www.bioceros.com

Forward-looking statements
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on May 7, 2008, and the section entitled “Risk Factors”. The Company prepares its financial statements under International Financial Reporting Standards (IFRS).

For further information please contact:
Media:	Investors/Analysts:
Barbara Mulder	Oya Yavuz
Director Corporate Communications	Director Investor Relations
Tel: +31-(0)71-519 7346	Tel: +31-(0)71-519 7064
press@crucell.com	ir@crucell.com

Bioceros BV:
Remco M. Brandt, M.Sc. (COO)
Yalelaan 46
3584 CM Utrecht
The Netherlands
Tel. +31 (0)30-253 7910
r.brandt@bioceros.com

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Crucell NV (Registrant)
May 20, 2008 (Date)	/s/ OYA YAVUZ Oya Yavuz Director of Investor Relations